Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hawthorn Bancshares, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-68388) on Form S-8 of Hawthorn Bancshares, Inc. of our reports dated March 15, 2010, with respect to the consolidated balance sheets of Hawthorn Bancshares, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Hawthorn Bancshares, Inc.

/s/ KPMG LLP

St. Louis, Missouri
March 15, 2009